UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Best Food Trucks, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   October 6, 2016

Physical address of issuer
13488 Maxella Ave #320, Marina Del Rey, CA 90292

Website of issuer
https://www.bestfoodtrucks.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
$6,000 and 8.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 21, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$96.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$96.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 17, 2017

FORM C

Up to $250,000.00

Best Food Trucks, Inc.



Explanatory Note

Best Food Trucks, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 17, 2017 (the "Form C").

This Amendment is filed to change the deadline to reach the target offering amount to December 21, 2017, to change the target offering amount to $25,000, to update the Company Summary with the new target offering amount (Exhibit B), and to add a transcript of the webinar (Exhibit F).

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment and the previous Amendments, continues to be as of October 17, 2017 and does not reflect events occurring after October 17, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin Davis
(Signature)

Kevin Davis
(Name)

CEO, Secretary, President, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Davis
(Signature)

Kevin Davis
(Name)

CEO/President/Secretary/Director
(Title)

11/17/2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit B   Company Summary
Exhibit F   Webinar Transcript

EXHIBIT B
Company Summary



Company: Best Food Trucks

Market: Food trucks

Product: Online platform for food trucks and mobile food vendors

Company Highlights

Best Food Trucks (BFT) provides real-time information about food trucks to customers for an enjoyable dining experience – and making business operations run smoothly for truck owners. No longer do owners need to constantly update social media platforms with their location and menu options or juggle scheduling lots with multiple proprietors. Lots can book, schedule, and manage trucks all on one platform. Truck owners can manage regulatory filings, book events, or stay connected to followers through Twitter and Facebook integration, as well as BFT's consumer-facing platform. And customers can easily get menu information in advance, order ahead, pick-up orders without the lines, and locate their favorite trucks.

- BFT CEO Kevin Davis previously founded Geekatoo, an at-home tech support service, which was acquired by HelloTech for $20 million in May 2016
- BFT CMO Matt Geller is the Founding President of the National Food Truck Association
- Acquired food truck lot-booking platform, LotMom, Inc., in September 2017
- Over 750 trucks utilize the BFT platform monthly
- Soft launched a new order-ahead feature in Los Angeles in August 2017, with plans to expand the feature nationwide by Q4 2017; any food truck in any location will be able to sign up for order ahead, and BFT will provide a sign to put in truck windows to inform customers waiting in line about mobile ordering
- Mobile food vending associations in Philadelphia, Atlanta, Houston, Dallas, and New Jersey have committed to push the Best Food Trucks platform to their members
- Anticipates launching an iOS app by January 2018 with improved GPS tracking, mobile notifications, and customer engagement

COMPANY SUMMARY

Opportunity

Food trucks have changed the way many of us dine. Not only are these trucks often creating more creative, niche foods (such as grilled cheese-only or Asian-fusion trucks), but they're also a way to experience such items in an inexpensive way. When it comes to actually seeking out trucks, however, things become complicated. Long lines can create a backup of orders, items can sell out without notice, and trucks, being inherently mobile, might not be in the same location each day. Not only does this create a frustrating customer experience, but it can also hurt food truck sales. Separately, entrepreneurs who want to get into the food truck business are often burdened with low-tech payment options and struggle with marketing and bringing in new business. With Best Food Trucks (BFT), food truck owners can access an all-in-one option for management of their mobile restaurant while diners gain an easy-to-use locator, menu, and ordering platform.

Furthermore, food trucks aren't just mobile kitchens; they allow restaurateurs and chefs the ability to launch a business at a fraction of the cost of a brick-and-mortar restaurant. According to Inc., a typical restaurant's startup costs can amount to $525,000 or more, depending on location.[i] However, basic startup costs for a food truck can be significantly less, typically amounting to $90,300.[ii]

But it's not just emerging businesses that enjoy the food truck model. Statista forecasts that food trucks will generate about $996 million in revenue by 2020.[iii] Of the 1,000 consumers surveyed for the Ask Your Target Market report, 56% has bought from food trucks at least once, and 42% of those individuals will *likely* become returning customers within the upcoming year. Of the 1,000 respondents, 30% is at least *somewhat likely* to patronize food trucks in the next year. Diners also reported that cost, quality, and taste are most important when it comes to food purchases, with cost taking priority.[iv] The average food truck meal costs $12.40, which is cheaper than the average restaurant meal.[v]

Product

The BFT platform aggregates everything needed for a food truck consumer. By providing real-time information and notifications, consumers can find new trucks and know when their favorite trucks are open in the area. Users can also find information on food truck lots, including a schedule of where each truck will be located.



LA / OC — 5858 Wilshire Blvd., 90036
5900 Wilshire - LACMA
The best selection of food trucks in Los Angeles on a daily basis right next to one of the best museums in LA!
Organized by: Book My Lot



MONTH
WEEK
TRUCKS ATTENDING:
SUNDAY, JULY 30, 2017
10:30 AM – 02:00 PM
comet bbq
Barbecue
Main Squeeze Lemonade
Fresh Juice

Furthermore, BFT offers dynamic, customized menus for individual users from all open food trucks in the area – the customization is based on walking distance, restaurant type, and dietary restrictions and preferences. After users choose the truck and meal they want, they will be able to order ahead through the BFT platform and skip the line at pickup. The order-ahead feature was soft launched in LA in August 2017, and BFT plans to expand the feature nationwide by Q4 2017.



Images of actual menu items from LA food trucks

BFT allows food truck owners to update their truck location and connect with customers in real time through integrations with multiple social media platforms. With one click, they can immediately update platforms like Twitter, Facebook, and Instagram with information like location, updated menus, and closing times.

Truck owners can also manage their regulatory filings, book events, or communicate with community members for tips and advice. Additionally, BFT will be able to manage takeout orders with its mobile web client or SMS chatbot and help owners find and book available food truck lots. BFT also plans to use its data to create advanced algorithms for location analytics. The algorithms will consider statistics such as total sales per lot and the types of food that sell well in each location.

Product Roadmap

BFT plans to accomplish the following objectives within the next year:



- **Order Ahead:** In August 2017, BFT did a soft launch of the order-ahead feature in Los Angeles. The company expects to roll out the feature nationwide in Q4 by utilizing its relationships with numerous food truck associations.

- **Location Analytics:** BFT expects to gather enough sales data by December 2017 to compile and distribute this information as charts. Its data will be collected from the order-ahead feature, truck vendors, and Twitter statistics.

- **iOS App:** By January 2018, a mobile version of the platform will be available for both consumers and truck vendors to improve user experience with better GPS tracking, mobile notifications, and customer engagement.

Use of Proceeds

If the minimum $50,000 is raised, BFT plans to use $20,000 of the proceeds on software development to continue to grow the company and $9,784 on repayment of debt. In the recent merger with Lot Moms in September 2017, the company took on a number of outstanding loans from Lot Moms including both accrued wages and outstanding debt. If the maximum $250,000 is raised, BFT plans to use the majority of the proceeds for software development ($99,000) and accrued wages ($55,475). The Company has the discretion to alter the use of proceeds as it deems necessary.



* This amount is subject to the accrual of interest.

Business Model

BFT plans to generate revenue from both customers and vendors.

Customers

BFT soft launched the order-ahead feature in Los Angeles in August 2017 and expects to roll it out nationwide in Q4 2017. Customers have the option of paying a convenience fee of $1.99/order or joining the Foodie Plan for $2.99/month. The convenience fee is deliberately expensive to encourage customers to sign up for the recurring Foodie Plan, which is BFT's primary revenue focus. The Foodie Plan offers unlimited orders with no convenience fees, customized menus, customized SMS alerts, and a rewards program.

Vendors.

On the truck vendor side, BFT offers a Pro Account for $99/month that will provide features like location and market analytics, multiplatform posting, chatbot support, enhanced visibility on the BFT platform, and the order-ahead capability. Additionally, Stripe – a collaborating company that allows small businesses to accept payments over the internet – currently charges 2.9% + $0.30 for every order. BFT plans to charge an additional transaction fee on top of that, but both fees, and thus this revenue stream, will vary depending on negotiations with Stripe.

BFT also charges a flat booking fee of $5 every time a truck books a lot through its platform. While lot booking drives the majority of its revenue currently, BFT intends to focus on order-ahead revenue going forward.

HISTORICAL FINANCIALS

With the completion of the merger, BFT expects to capture roughly $7,000 per month in recurring revenue, which was previously generated by Lot Mom. As of October 2017, BFT had spent less than $10,000 on operating expenses, including expenses for a software developer, menu development, the domain, and legal fees. Going forward, the company intends to focus on generating revenue from mobile order ahead, location analytics, and transaction fees.

INDUSTRY AND MARKET ANALYSIS

According to the National Restaurant Association, restaurant sales were projected to reach $782.7 billion in 2016.[vi] The typical American spends 12.5% of his or her annual budget, or over $7,000, on food. Over 40% of that accounts for eating out, which includes fast food, take-out, delivery, full-service restaurants, vending machines, and food trucks.[vii] On average, Americans go out to eat 4.5 times per week, spending an average of $36.30 per person for dinner at a restaurant.[viii] Food trucks are significantly cheaper, as an average meal costs approximately $12.40.[ix]

The food truck industry has seen explosive growth since 2008, as food trucks appeal not only to young consumers with disposable income but also to entrepreneurs desiring lower startup costs – the basic startup cost for a food truck is just over $90,000.[x] Today, the food truck sector is considered to be a top-performing segment of the food and service industry. In the U.S., the food truck industry grew at an annual rate of 7.9% from 2011 to 2016 to reach $870 million in revenue in 2016.[xi] The industry is expected to continue growing over the next few years, with revenue projected to reach $996.2 million by 2020.[xii]

The co-owner of Prestige Food Trucks estimated that there are 30,000 to 40,000 trucks operating in the U.S. currently.[xiii] In 2016, Portland had the most food trucks per capita in the U.S., with almost five food trucks per

100,000 people. While Austin had the second most food trucks per capital at just over four food trucks per 100,000 people, the city had the largest growth rate from 2010 to 2016, at more than 600%. [xiv]



Demographically, 43% of food truck revenue comes from consumers between the ages of 25-44, with another 20% from those under 25.[xv] Thus, with a relatively young consumer population, social media websites such as Facebook and Twitter have become an integral part of food truck operations. Many vendors use social media to interact with customers, receive immediate feedback, and post daily updates and locations.

Along with location analytics and lot booking for food trucks, BFT also offers an "order ahead" feature. The mobile order-ahead concept is relatively new, but sales on mobile order-ahead apps are expected to grow at a compound rate of 57% over the next few years to reach $38 billion by 2020. Mobile order-ahead growth will be driven by increased adoption from quick-service restaurants (QSRs), with mobile order-ahead sales projected to generate 10.7% of total QSR sales by 2020.[xvi]

COMPETITORS

Yelp (NYSE: YELP): Founded in 2004, Yelp helps customers find local businesses. Yelp users can search for restaurants and nearby businesses (including food trucks) and see ratings, pictures, and reviews from past patrons. In 2015, Yelp acquired Eat24, a food delivery and pick-up service that is now integrated onto the Yelp platform, allowing customers to order ahead online for pick-up.[xvii] In Q1 2017, Yelp had a monthly average of 26 million unique visitors on its app (on Google Play and the App Store) and 73 million unique visitors on its mobile site. Its market capitalization was $3.57 billion on October 16, 2017. [xviii]

Roaming Hunger: Established in 2009 in West Hollywood, California, Roaming Hunger offers a variety of food truck-related services by leveraging its network of over 10,000 food trucks[xix] in the U.S., Canada, and select European countries.[xx] Its platform allows companies to book food truck catering for companies and events and helps customers find food trucks through its website and mobile apps. Additionally, Roaming Hunger offers brand amplification programs, which allow companies to launch interactive marketing campaigns in custom-designed vehicles with integrated campaign support. It also has an online marketplace to buy, build, lease, or sell food trucks.

FoodTrucksIn.com: Founded in 2013, FoodTrucksIn.com helps the food truck community and customers by providing food truck locations, open times, and upcoming events. It currently lists more than 6,500 food trucks in over 1,300 cities in the U.S. [xxi] The company offers a Pro Member feature for food vendors for $34/month for additional services such as publishing contact information, menus, and future schedules as well as scheduling social media posts and integrating FoodTrucksIn.com widgets onto companies' websites. [xxii]

Street Food Finder: Founded in 2013 and based in Columbus, Ohio, Street Food Finder helps consumers locate food trucks. Its app is available on the web, Google Play, and the App Store. The company is currently focused on Columbus, Ohio, but it has launched beta tests in other select cities.[xxiii]

Food Truck Nearby: Based in Porter Ranch, California, Food Truck Nearby is a free iOS and Android app that allows customers to search for food trucks near their location, order from the menu, and communicate with vendors. Truck vendors can add their menu, prices, business hours, and location, as well as receive mobile orders.

Truckily: Founded in 2012 and headquartered in Kansas City, Missouri, Truckily is a free marketing software platform for food trucks. With Truckily's platform, companies can manage their operations, automatically update their location on multiple social networks, and schedule routes in advance. Truckily's parent company, RTF Logic, received $120,000 in a seed round in 2013 to further build the platform. [xxiv] It is currently in private beta.

EXECUTIVE TEAM



Kevin Davis, CEO and Co-founder: Kevin has a strong technical background with experience in web design and development, building accounting/records-keeping systems, and fundraising and leading startups to market. He is also a former news reporter for an ABC affiliate channel, where he covered military and consumer news, politics, and more. In 2010, he founded Geekatoo, an at-home tech support service, which he led through a $3 million funding round and its acquisition by HelloTech for $20 million in May 2016.



Matt Geller, CMO and Co-founder: Matt is the Co-founder and CEO of the Southern California Mobile Food Vendors Association (MFVA) and is the Founding President of the National Food Truck Association. Under his leadership, the SoCal MFVA has successfully expanded rights and business opportunities for mobile vendors in over 30 jurisdictions in Southern California while working with Health Departments to promote balanced regulations and effective enforcement mechanisms. Matt has assisted over 20 cities in establishing similar associations. He was also the founding partner and executive of Lotmom, Inc., a real-time food truck event and lot booking platform, which was acquired by BFT in July 2017.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $25,000 Max: $250,000
Valuation Cap: $2,500,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $2,500,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

Sherbrook Times (BestFoodTrucks.com): Street Food: Three Scenarios for Improved Visibility
Annenberg Media Center (LotMom): Food Trucks on Miracle Mile

i https://www.inc.com/articles/201111/business-start-up-costs-restaurant.html
ii https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
iii https://www.statista.com/statistics/444924/industry-value-us-food-trucks/
iv https://aytm.com/blog/daily-survey-results/food-trucks-survey/
v http://www.foodtruckhq.com/growth-food-truck-industry/
vi https://www.forbes.com/sites/nataliesportelli/2016/08/30/millennials-love-food-trucks-but-stale-laws-are-driving-them-out-of-business/2/#49f2be7e51be
vii http://www.businessinsider.com/americans-spending-food-bls-2017-2
viii https://www.zagat.com/b/the-state-of-american-dining-in-2016
ix http://www.foodtruckhq.com/growth-food-truck-industry/
x https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
xi https://www.ibisworld.com/industry-trends/specialized-market-research-reports/consumer-goods-services/food-service-drinking-places/food-trucks.html
xii https://www.statista.com/statistics/444924/industry-value-us-food-trucks/
xiii https://www.fastcasual.com/articles/food-truck-growth-goes-full-throttle/
xiv https://www.economist.com/blogs/graphicdetail/2017/05/daily-chart-3
xv https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
xvi http://www.businessinsider.com/mobile-order-ahead-market-forecasts-adopters-trends-quick-service-restaurants-2016-9
xvii https://techcrunch.com/2015/02/10/yelp-gulps-eat24/
xviii https://www.bloomberg.com/quote/YELP:US
xix https://www.linkedin.com/company-beta/1605962/
xx https://roaminghunger.com/food-trucks/
xxi https://www.foodtrucksin.com/about-us
xxii https://www.foodtrucksin.com/member-benefits
xxiii https://play.google.com/store/apps/details?id=com.streetfoodfinder.streetfoodfinderapp&hl=en
xxiv http://siliconprairienews.com/2013/06/truckily-closes-seed-round-on-quest-to-connect-food-trucks-with-foodies/

EXHIBIT F
Webinar Transcript

Bill Clark:	Hey everyone, my name is Bill Clark. I'm the CEO of MicroVentures, thanks for joining us today. We are ... Sorry, I'm also the COO of First Democracy VC, which is a partnership with Indiegogo for our funding portal. And this offering is being done through our funding portal.
	We're here with Kevin Davis, who is the CEO and Founder of Best Food Trucks. And he's going to go over the pitch stack. Then we're going to do a Q&A. During the Q&A all you have to do is submit a question through GoToWebinar, it'll come directly to me, and then I will ask those to Kevin at the end. So, feel free to send it at any point in time. I will address those.
	To date, we've raised $19,000 from 70 investors. And love to have you be a part of it. With that, I'm going to turn it over to Kevin, and let him introduce himself. And talk a little bit about Best Food Trucks.
Kevin Davis:	Awesome. Thank you. Yeah, thank you so much. Yeah, my name is Kevin Davis. I'm the CEO and co-founder of Best Food Trucks. We're trying to tackle this large problem for business parks, for office buildings, music festivals like Coachella. Basically, anywhere where there are food trucks and people are just tired of waiting in that first line to get your food, waiting in the second line to hear your name to be called, and for these trucks, it's just this crazy, crazy thing where it's a multi billion dollar industry that has no metrics when they decide to set up shop in different locations.
	So, the high level of what we're trying to tackle, to basically find order head and skip the line from food trucks near you. Before we begin, here our are top five take aways just to cut right to the meat. It's order ahead, location analytics, and IoT booking for food trucks. I think I just went through that.
	My last company ... So, I actually had a company before this that was a marketplace. We took from an idea to a $20 million dollar acquisition. I have a technical background, and a [inaudible 00:02:06] from story. I'm a former local ABC News reporter, local, not the nationwide.
	I do have experience taking a company from the very beginning to scaling nationwide, to selling it. So, at least this is not my first rodeo. My co-founder is just like the number one person when it comes to food trucks, almost in the country I would argue. He started the National Food Truck Association, the 19 of the 21 regionals. So, if you're in a city and you have food trucks near you, there's a high probability that Matt was very responsible or instrumental in kind of spinning up that food truck economy, helping the trucks understanding the regulations.
	So, kind of like with Uber and Travis, where you add something that there was regulations that kind of helped us at the beginning. But then it started to turn

the tide, but they had that expertise. Matt is just a crazy, awesome addition. And honestly, the number one person I'd pick for a co-founder. So, enough about Matt.

So, for traction ... Actually, technically, that's correct. We're doing $7,000 a month in like example, during the summer. But, we've actually processed about half a million dollars in the last six months just from lot bookings alone. So, this order ahead is something that we've launched now, that can just be a new revenue model. But, for a seed stage company to be processing half a million in six months, kind of before the first money in, I think is pretty good.

And lastly, that we have five associations that are committed to push our platform out. As we test this order ahead released in Los Angeles, part of why we're raising money is just to get this out to as many cities as possible because they are just clamoring for the ability for their trucks to do ... Not have to lose customers anymore because of those people waiting in line.

So, this is kind of the five top take aways. So, find, order ahead, skip the lines from local food trucks as we said before. I think, probably, if you've used a food truck before you've had this same thing, same issue. That they're hard to locate, so if you like that one food truck, you don't know where it's going to be the next time unless maybe you follow them on Twitter.

For example, on Yelp or other places, it's just kind of a question mark when you see the location, which is crazy. Then you have the two long lines. It's like the first one to order, then you have to wait around for your name to be called. We wanted that same convenience that you have with Starbucks, where you can order from your app, you know where the Starbucks is. But you just don't want to wait in that line, and you just want to have it ready. You swing by, pick it up, and then that's it.

Honestly, for business part employees it's huge because when you're talking about, you have an hour wait, so you have an hour lunch hour. And you're spending half of that in a line because everybody crowds that line at 12:01, I think this is a huge way just to allow people to take back their lunch hour, rather than give it up to this inconvenient user experience.

Lastly, hard to choose, if you've ever been to a food truck lot where there is like five or eight trucks, or however many, you probably do the same dance that I do. It's like you walk to the first one, then the next one, then the next one. Half of them have photos, you're not really sure. Then, you don't really have a good way to see everything at once. So, we're solving that issue.

For the trucks, focus on the food, we'll bring the customers. I mean, these people are amazing at what they do when it comes to food. But, having a lot of experience now, talking to trucks, and with Matt's input, they are not the most technical people sometimes. Or they just want to focus on the food. They don't want to worry about doing social media, or they have three locations and four social media platforms, posting 12 times a day.

For them, I think we're really just trying to solve, especially the missing potential customers. If somebody walks by, there's a great truck and they're everything right but there's 20 people in line, they will walk to the next truck.

A random story, there's one of the most well known truck in LA is called Kogi. I'm ashamed that I have not eaten there yet, but every time that I've tried to go there, there's just a giant line. They're definitely some people that we're reaching out to, but I know that very well that if there's 20 people it's just not worth it for me to stay there. So, we want to make sure these trucks don't lose those customers anymore. It's a huge issue for them.

Lastly, just no metrics. It's insane how these trucks are basically guessing at some point. I mean, they have some sort of, this lot was good for me for the last couple weeks or whatever. But, they don't have any sort of comparison metrics as to how that lot does better for other locations in the city. Maybe there's other locations that are better for their kinds of food. It's really interesting.

But, without getting too much into detail, you might have vegan food that will just kill it on one side of the sitting. But that, at another location, they might ... Trucks might average 80 - 100 orders a day. But a vegan truck parks up, and it's like 15. Rather than ... Especially new trucks. We don't want them to have to go through that trial and error for months, to years, to even figure out what the best is.

We just want to, they make their food, they launch. Then we can give them the metrics to actually power those business decisions. It's just crazy how a multi billion dollar industry has ... It's just guessing when it comes to where they parked.

So, the solution is that this is the customer experience, the mobile optimized website. Now, we will have an IOS and Android, but mainly it's the website. We felt like having a domain name like bestfoodtrucks.com, that's a pretty good for SEO. We haven't spent any money, and we already show up on the first page for organic search results for a lot of best food trucks, for cities. I think we just wanted to get, to start on web, then at some point we will do OS.

But, where you can find trucks, you can order ahead. As we've gone through custom menu, which I'll get to in a second. And then get notified, so if you really like a truck, you can get a text message or eventually an app notification in case it's opening up in your area. Or, mostly likely, if you are at a business partner somewhere, where you have the same lobby of different trucks you can get notified, these are the trucks that are here this day. Here's the photos of the menu.

Just, getting a little bit more just connectedness between the trucks and you. So there's not this kind of guessing game. If you're at an office that has food trucks, you probably heard the same question, anybody know what the trucks are outside. You want to kind of get people to stop asking the question, actually see the food and not have that risk of I don't want to risk it, I don't know what the traffic is outside.

One thing that's kind of a ... We like to focus on is building a dynamic menu. Where ... When I go on Yelp, or go onto [inaudible 00:09:25], I have having to ... I want to look at the food. Right now, it means I have to go to the listing, then I find the restaurant, and then in the restaurant most likely I have to click on a photos page. Then I go to the photos and I'm seeing kind of random stuff from all around. If you use Yelp, you probably do this exact same thing.

We want to do something different, where we almost take away those two clicks, and put everything into one menu. So, let's say there's eight trucks in a line. We'll pick kind of either featured items, of whatever the truck wants featured. Or an example of an entree or an appetizer, and put them into one menu so that you get a sense of ... You get one place where you can actually order from, and it combines everything from all the traffic.

So, back to the point where I was saying that there's this dance, that you go up to each drop, you have to see what it is. Now, you get one menu that has pictures of all the delicious food that's near you, and you can just basically order from that. Rather than having to click on each restaurant, or each truck, see what it is. And click on the next one, and click on the next one. That was just a huge pain point that I've had personally with a lot of other food ordering asks. We wanted to make sure we saw that on this one.

So, for the truck experience, social media is the life blood of letting customers know about your amazing food. If anyone has seen Chef, for example, that movie with Jon Favreau. They were able to kind of go across the country and set up in different spots.

The only way to get people out was mainly through Twitter and social media. But, when you actually look at what it takes to do that, I mean, you have two to three locations a day. A lot of them are posting on Twitter, but they'll either forget about Instagram or Facebook, or other places where there are absolutely customers that they could be reaching. But, they don't want to just have ... They need to set up their kitchen, they're on the rush. They don't want to set up all that stuff.

So, we'll have multi-platform location updates. So, when you actually say you're live on Best Food Trucks it'll post to all the different social media channels with an order head link that just makes it way easier to promote. And to get them a call to action because before it'd be like, "Hey, we set up shop at this address." Now, as part of that, you will be able to see an order ahead link so you can actually click it, you order and you start to see 10 minutes, oh it's ready.

It's just a lot better user experience, and a call to action. Whereas before it was just, "Hey, there's something." Now you have to head out, and actually order. Manage take up orders, so, you know you just do it from ... I have a native app on the truck side or the web native ... Sorry, responsive web. So, if you want to use a website that's fine, if you want to use a native app or IOS for Android, that's fine too. We'll update you with SMS as the orders come in.

For location analytics, this is what we were saying. We are starting to use the order ... The data that we get to put together a picture of, like I said, if it's on a Wednesday than Indian food does well here. If it's on a Friday, this place here, or out of all the available lots that are still available, this is where you park given that sort of orbits for that.

Then, lastly, book lots. That's kind of the existing business that we have. We're already nationwide with that, I think we have most of the major food truck cities are using our platform for when trucks want to book.

So, not only can you do the multi-platforms locations update, the take out orders, but this is actually the main platform now of how trucks actually book to set up shop. So, if you see trucks outside of ... Lock my ear, for example in LA or in other cities for these large lots, mostly likely they're using our platform to actually book those lots with the organizer that sets those up.

Just for the post once, push everywhere, a little bit more about ... There's so many different channels. So many places where you're trying to get the word out. So, you just post once on Best Food Trucks. Hit update your menus, update your Twitter, Facebook, [inaudible 00:13:33] eventually it'll text your followers. With only one click you can 86 an item and it'll instantly take off that items from the order ahead.

So, it's just one easy way that as your shift is going and stuff is crazy, and you're trying to make food as fast as you can, it's very easy for you to make sure your social media, your public presence is updated, that it's live, that you can take orders. Or especially at the moment you can run out of food, you can take that specific one out.

Competitor analysis. So, Uber Eats, Yelp, and Roaming Hunger I think are some of the bigger ones for us. But, Uber Eats is kind of like its own animal. They are leveraging their network of drivers to do delivery, which is a different use case. We're not into this where we want to get food trucked, and we just deliver that food to you.

We want to take kind of like the Starbucks, the order ahead app. That's not meant to deliver a cup of coffee to your office. But, what's that's meant to do and it's hugely, insanely popular, is the use case where I have an hour lunch, I don't want to wait in line. I'm at a conference, like a tech conference, or anything else where you have food trucks here.

But, it's a conference so you're going to have like 50 people in line. And that's an hour and half how you could be spending, talking to other people. It's like that in person, you either know where it is, or you know the general area, or you like a truck you want to follow it. But, you actually want to get out.

And one of the advantages of that, like said, that's different from Uber Eats, and from Yelp, or honestly any of the delivery services, catering or anything. Is the way I look at it is like the french fry rule.

So, if you get delivery from Uber Eats or anywhere, and you get it to your office, there's no way you can get a french fry that is fresh. By the time it gets to you, it's going to be soggy, it's going to be leuk warm.

I've used numerous solutions I'm not going to name. We kept switching between ... I don't know if it's the same thing as you guys, but we kept switching between a lot of different catering and other stuff for our office, we had the two - three days catering and we just kept switching because it's like every good that came, I'd order a salmon and it was not even warm by the time I got it. It was just kind of a sale experience.

Where, when I have a food truck it's parked outside your office. Especially if you can get it, it's easy, you see what the menu is, and you can order without wasting an hour in line. That is the freshest possible food that you can get because it's literally like a mobile kitchen, with professional chef that is ... It might be 50 feet from your front door of your office. That is the best way to get the freshest possible, you know, the most delicious food.

That's not what Uber Eats, or Yelp, or anybody else is going to do in terms of delivery. For Roaming Hunger, I put them on here, but we almost think of them as complimentary. They're very focused on the catering booking. So, they make their money off the catering module, but they do have a lot of SEL presence. So, if you Google food trucks across the country, you'll see a lot of Roaming Hunger links.

But, I think that's going to be one where we can find ways to work together. Like I said, there are more on the catering side. So, the truck acquisition, how we get trucks. If we were kind of starting this out, where let's say I was doing this by myself, it would be very hard trying to go and get all the trucks onto the platform. Just almost fighting it one by one basis and trying to convince him that we're legitimate.

With Matt on board, it's a breeze. Here in LA, when we've been trying to get trucks to its beta tested. I just kind of say, "Hey, Matt, can you get a couple in?" And we have emails immediately after that because Matt spent so long helping these trucks evangelizing for them. And a lot of them owe him favors, where it's just insanely helpful having him.

Now, to reach out to the trucks for example, where we were saying before, there is association that are already ... They are ready to use our product. They're just waiting for us to finish it, to get the order head a little more at scale here. And then, they want to push it as quick as possible to a lot of the trucks.

So, yeah. Basically, we already have the existing relationships with most of the organizations across the country that food trucks belong to. So, getting those trucks on I think should be ... And it has been as we've been doing this, relatively easy, whether than having to fight that battle is to convince him that we're legitimate. The other side, besides that, we have this strategy to ... We have a Twitter algorithm so that as trucks are posting locations across the country, we have something that will parse their language and extract the locations sets. Even if it's a tough on, like Kogi sometimes posts two locations in the same tweet, from two different trucks.

But, we've kind of tuned it so that it doe very well to actually extract each one as the second one. But, what's nice about this is that we can just basically run this kind of like fire and forget. It just keeps going, it gets the ... Anytime somebody tweets, it'll repost that location, kind of helping to market them in their local market.

And I'll have a little link that says, "Status, they're not taking take out orders because they're not live yet." It gives them a chance to basically see, somebody mentioned me but they're saying I don't have take out from this. What's this platform? Then they can check it out. And that will do it every time they tweet a location.

Its nice kind of automated way to really get the rest of the trucks that aren't either don't belong to associations, or their kind of lone wolfs, and get them on. This is kind of like a second strategy in which we can get these trucks on. And be very automated scalable way.

For the customers, the goal is the trucks ... Once we give them this option, they can actually market it to their customers. If they put up a sandwich board outside, if it's knock in's, if it's a card that they kind of distribute with the meal when they give it to them. Because we have a reoccurring theme, I'll get to monetization in a bit. We are willing to subsidize the first meal if they enroll in this kind of small reoccurring plan, which I'll get to.

But, basically we're going to subsidize the customers favorite truck. If the truck kind of puts an ad up, or a sticker on their window, sandwich board outside that says, "Hey, skip the line, order here." If we're paying $5 a meal or $10 a meal, or whatever it is, it's basically where's paying customers? Paying customers actually eat at the truck.

We think that the trucks will be highly incentivized to funnel these customers through, somehow, if we're given that subsidy. Then, on the tail end, we'll be making money on that because it's a printed plan, which I'll get to in a second.

For monetization, this will probably make this a lot clearer. Imagine on Instacart, if you've ever used that or a [inaudible 00:20:48] platform where there's one option where you get a convenience fee per order. Same thing goes kind of like that, where every time you do a movie ticket, you have to pay that. I think it's $1.50.

Instacart you have, you're going to have to pay a decently expensive convenience fee, or if you enroll in our plan, then you get $15 a month, correct me if I'm wrong, but you get unlimited deliveries for that same price. So, it's kind of the same thing. So, if you're in a business park and you're getting food trucks outside every day, this is ... Either it's a $1.99 convenience fee, which is definitely expensive. It's intentionally that way to decoy price them into ... So, it's $2 today, or $3 a month, and I get the same price of the truck. I get favorite truck SMS alerts, rewards programs, customized menu's. And that's ... Also, we will subsidize that first meal to even help them.

The nice thing about that is getting the reoccurring on the customer side, verses transactional is much better in the long run. It's much better revenue. People either love it, and they'll use it. We don't want them to forget about us, but, we just know that that reoccurring element is a lot more stable. On the truck pro account, we're thinking $99 a month. Which, that's where it's going to be the multi-platform posting, analytics, and all kind of the extra features that we've been going through beyond order ahead. Which, order ahead and self will be kind of up free.

Right now, we're thinking about an order transaction fee for every transaction. It should be fairly cheap, we want to keep it kind of competitive. But, we do want something that a tiny take on the orders that go through.

So far, the trucks that we've talked to are definitely okay with having on a per transaction fee. We've seen competitors go as high as 15%. We don't want to go anywhere close to that, but, we do want to make money per transaction.

Then, lastly, the lot booking fee. Like I said, that's how we processed half a million in the last six months. Whereas you book ... So, a truck might book a lot. The truck will pay, let's say $50, we take $5 from that, the organizer gets $45. But, to power that process we will ... That's how we get those lot booking piece.

Market size, I have to put on this just 4,000 active trucks in 2015. $290,000 is the gross for each of the truck. So, $1.2 billion US annual food truck revenue. That is one study, I would go out and look at a couple different links. I think it's a little bit hard just to see exactly what the market size. But, I want to make sure that we're from the study that we have on hand, it's a $1.2 billion US annual food truck revenue. But, this doesn't even count farmers markets, it doesn't pop up restaurants. And a lot of different things that are mobile vending, that doesn't really get factored into this.

But, specifically for food trucks, that's somewhere in the neighborhood. But, the combined total we think is of all the different verticals that can eventually be solved by [inaudible 00:23:59] people. So, the team, like I said, Kevin Davis, that's me. I sold my last company for $20 million.

Matt Geller is the CMO and co-founder. Like I said, he's the President of the National Food Truck Association. Or head of the [inaudible 00:24:15] food vending, just crazy awesome in the food truck space.

Yeah. I think that's basically it. Just, mainly, I think to summarize I think for every ... We're trying to get a food truck in front of every business park, every office building, every music festival, every tech conference.

And then, empower these people. Not only the businesses themselves to make better decisions about their company, and actually have metrics to be able to know where they should park. And then, for the customers, like for these people that are wasting half of their lunch every day, but they love the food because it's freshly made. It's right outside.

It's to allow them to take back their lunch, and just order ahead at 11:45 or enjoy themselves. Like, talk with their friends, or just relax for 15 minutes and then go pick it up when it's ready. So, we think this is a huge ... This is a problem. This is an everyday problem. This is something that is only going to grow as ... I mean, when you think about it, that it costs a half a million or let's say $250 - $500K to start a normal brick and mortar restaurant. It takes a fraction of that to start a food truck.

That's ... It has connotations kind of for the future, where anybody who wants to start a restaurant, would you chose a half a million, or would you chose $75K to start it? Get some success, find out where your customers are, and even go around to different places in the city, where you start to see where your people sell. And then, maybe once you get success, and you find that proof, that's where you set up a brick and mortar shop and you do really well.

But, it's insane how, also, that these restaurants, they don't have any sort of build set up shop. And then they're like, I hope my food does well. Where's the food truck?

It's almost like Amazon web services, or any Cloud hosting was for start ups. Is that once you kind of lower the barrier to entry, it allowed a lot more start ups to open up, to find success early. And that's probably why the bigger start ups today exist is because another company came along, lowered the barrier entry. And make it easier for everybody, so that it was easier to find success early on.

Yeah, my name is Kevin Davis once again. CEO and co-founder of bestfoodtrucks.com, and i can open up for questions.

Bill Clark: Thanks Kevin, I appreciate it. So, thanks everyone for listening. We're now going to move onto to the Q&A section. So, if you have any questions, submit them through GoToWebinar and I will ask them.

I do have a few to get started. So, the first one is, what are some of the insights you've noticed from consumers, or food truck operators that you didn't know at the beginning of the launch of the company?

Kevin Davis: That's a good question. I think, at least on the truck side, maybe I should have known this better that they're not ... You know, adopting new technology is always tough. One of the stories that I learned later, that really helped us as to how we think about the company is how food trucks came to use Square. Or any kind of mobile point of sale, or anything like that.

You know, you had eight trucks that were mainly taking cash. Some of these, I don't know if they were taxable or not, or what they were doing with their taxes. But, it was just easier not having to set up all this technology on the side. And then, what happened was you would have somebody that would ... Like, one or two of the trucks would set it up, then you'd go there with ... You'd say, "Hey, I have my card. Can I order something?"

No, I'm sorry, don't take it. But, the next truck does. And they start to see all their business kind of go towards the trucks that had better customer experience. That's kind of how it spread was because they had to join the revolution. But, they had to join the betterment of the customer use case or how they used the products.

Or else, they were doing to get left to the side. I think one of the things I learned about the trucks, is they're not really ... They don't like to use new technology. But given the choice between I have to learn this new thing, or I'm going to lose out on the customers, they will always chose the customers over that. But, it was just a very interesting story of seeing how they kind of adopted Square, which was this huge thing for them to do. But, they did it because obviously their bottom line, and they wanted to make sure that they didn't lose any customers.

Bill Clark: Okay. Great. Thank you. Next question is, what have you learned from your past experiences with Geekatoo that you can use, or are already using with Best Food Trucks to take it to the next level?

Kevin Davis: Yes. I learned a lot in my last company, we were scrappy. We didn't raise that much money, and we had a nationwide presence. Not even just in the metros. Like, every major city in most [inaudible 00:29:35] areas, we had an overseas call center.

So, we really learned how to not only scale, but do it as cheaply as possible and really just to, like I said, be scrappy. So, one of the main things I learned with Geekatoo is there's kind of this traditional model where some investors will want you to say, "Hey, take one market, get it spinning, and then maybe move onto the next one once you have success and do it that way.

With our last company, we got that a lot. And we said, "No. That's not what we're going to do, we're going to try to find a way to do it kind of big in the beginning and find a way to kind of supply or have the supply as the demand came in.

I think with my last company, it's how to take the limited resources that you have as a C-stage start up. Do the absolute most with it. Automate, scale, do everything possible to use technology to solve these issues rather than building out a whole sales team before you're ready, or just making sure that it's a technology solution that scales. Rather than a personal solution that then you're having to hire and do all that.

Yeah, a lot of lessons apply to what we're doing with food trucks, where Matt's relationships with the trucks. We're finding as we roll this out to the trucks, we constantly putting together kind of guides and user [inaudible 00:31:04]. And how would we take this model in LA, and actually send it out to everybody? And have them be able to use it, without us having to go and have a local office in every city.

From my last company, I think that I'm going to take into this one what we learned last time. Find those ways to automate and scale and every process that you can, don't necessarily limit yourself to one market. Limit yourself to one strategy that you are going to focus on, that is a scalable strategy, that is something that can not limit you in the beginning, that you can get traction, you can get scale pretty quickly. I would say that's probably the biggest learning from my last company.

Also, by the way, taking a company from the beginning to the whole MNA process alone, it's like you're playing a season of football. I guess because it's Superbowl and then they switch it out with a different sport, like basketball. Having been through MNA process myself, I am a lot more just ... A lot more seasoned now in terms of being able to kind of know what it takes to get a company sold, to go through the process. To [inaudible 00:32:16] local buyers, and all that.

So, actually finding and executing on that exit strategy, I think I'm a lot better now than I was before.

Bill Clark: Great. Thank you. This is the last question for right now, unless any others come in. Do you plan on applying for any incubators like 500, Techstars, Y Combinator.

Kevin Davis:	Yeah.
Bill Clark:	[crosstalk 00:32:41] if you have or anything, you can say it, but if you're in the process let's just keep it general because it's kind of like [crosstalk 00:32:52].
Kevin Davis:	Exactly. I mean, put it this way, to get to the point. I'm open to that. But, without trying to project anything, you know, like saying [inaudible 00:33:00] this or that. I'm always open.
	Let's put it this way, with my last company, with Geekatoo, we went through 500 start ups. Amazing program. It's just one of the best professional experiences of my life. So, I've had very good experiences with accelerators before. So, maybe that's the best way I can answer that.
Bill Clark:	Okay. Great. Well, Kevin thank you very much. And investors, thank you as well. If you missed any of this, you can listen to it. We are recording it, so we will put it up on the side.
	Also, if you have any questions that you think of after this, or if you're watching this and have a question, you can go to the discussion board on the Best Food Trucks offering page and ask a question. And it goes to Kevin, and then he'll respond. Once he does, you'll get a notification. You can do that at any time.
	Again, I said at the beginning we've raised $19,000 goal. The minimum goal is $50,000 so there's a little bit of a ways to go to get that. But, we're definitely moving in the right direction. There's 70 investors that have participated about to have everyone on this call invest, if they feel inclined to.
	Kevin, do you have any last words to say before we let everyone go and [crosstalk 00:34:23].
Kevin Davis:	Yeah. Just a general thank you very much. I know it's in the morning for some of us, but thank you so much for listening. I really appreciate you guys who are listening, taking the time to hear us out.
Bill Clark:	Great. Thanks Kevin, and thank you everyone else. Have a great rest of the day. Bye.